SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 13, 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2010 ANNUAL GENERAL MEETING

2010 Work Reports of Directors and Supervisory Committee

2010 Audited Financial Statements

2010 Profit Distribution Plan

2011 Financial Budget Report

Re-appointment of Domestic and International Auditors

The Election of Members of the Seventh Session of the Board of the Company

The Election of Members of the Seventh Session of the Supervisory Committee of the Company

A notice convening the 2010 annual general meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC (中國上海市金山區新城路5號金山區輪滑館) on Wednesday, 29 June 2011 at 9:00 a.m. is set out on pages 1 to 5 of this circular. Whether or not you are able to attend the 2010 annual general meeting in person, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time appointed for holding the 2010 annual general meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the 2010 annual general meeting or any adjournment thereof (as the case may be) should you so wish.

A shareholder or his or her proxy shall produce necessary proof of identity and provide information which enables the Company to confirm his or her identity as a shareholder. For details, please refer to Part 4 of the Notice of 2010 Annual General Meeting, “Method of registration for the AGM”.

13 May 2011

NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of 2010 Annual General Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all the members of its board of directors (the “Board”) warrant the truthfulness, accuracy and completeness of the information contained in this notice and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN that 20th meeting of the sixth session of the Board of the Company was held on 27 April 2011. The meeting has resolved to convene the 2010 annual general meeting (“AGM”) of the Company with details as follows:

1.	Basic information for convening the AGM

(1)	Date and time: Wednesday, 29 June 2011 at 9:00 a.m.;

(2)	Venue: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC (中國上海市金山區新城路5號金山區輪滑館);

(3)	Convenor: The Board of the Company; and

(4)	Form of voting: On-site poll.

2.	Items to be considered at the AGM

To consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

(1)	2010 Work Report of the Board of the Company;

(2)	2010 Work Report of the Supervisory Committee of the Company;

(3)	2010 Audited Financial Statements of the Company;

(4)	2010 Profit Distribution Plan of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(5)	2011 Financial Budget Report of the Company;

(6)	Re-appointment of KPMG Huazhen as the Company’s domestic auditor for the year 2011 and KPMG as the Company’s international auditor for the year 2011, and to authorize the Board to fix their remuneration;

(7)	The election of members of the seventh session of the Board of the Company. The election of Board members will adopt cumulative voting system. For biographies of the candidates for the members of the seventh session of the Board, please refer to the announcement on “Resolutions of the 20th Meeting of the Sixth Session of the Board of Directors” (published on 28 April 2011 in China Securities Daily, Shanghai Securities Journal as well as Shanghai Stock Exchange website, The Stock Exchange of Hong Kong Limited website and the Company’s website); or a circular to H share holders dated 13 May 2011; and

(8)	The election of members of the seventh session of the supervisory committee of the Company. For biographies of the candidates for the members of the seventh session of the supervisory committee, please refer to the announcement on “Resolutions of the 15th Meeting of the Sixth Session of the Supervisory Committee” (published on 28 April 2011 in China Securities Daily, Shanghai Securities Journal as well as Shanghai Stock Exchange website, The Stock Exchange of Hong Kong Limited website and the Company’s website); or a circular to H share holders dated 13 May 2011.

3.	Attendees of the AGM

(1)	Holders of the Company’s shares whose names appear on the register of members of the Company as at close of trading on Friday, 27 May 2011, or their proxies are entitled to attend the AGM. Such persons who intend to attend the AGM shall complete the notice of attendance for the AGM and return it to the Company by Tuesday, 7 June 2011. For details, please refer to the Notice of Attendance for the AGM;

(2)	The directors, the supervisors and the senior management of the Company; and

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the AGM

(1)	A shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity and the written authorization duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

NOTICE OF ANNUAL GENERAL MEETING

(2)	Please complete the notice of attendance for the AGM. For details, please refer to the Notice of Attendance for the AGM.

(3)	Registration period: Monday, 30 May 2011 to Wednesday, 8 June 2011.

(4)	Registration address: For details, please refer to the Notice of Attendance for the AGM.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jingming
Company Secretary

Shanghai, the PRC, 13 May 2011

As at the date of this notice, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(a)	Note to the holders of the Company’s H shares

1.	Close of register of shareholders and qualification of attending the AGM

The Company will close the register of members of the Company’s H shares from 30 May 2011 to 28 June 2011 (both days inclusive), during which period no transfer of shares will be effected. Holders of the Company’s H shares who wish to vote at the AGM should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Friday, 27 May 2011. Holders of American depositary shares whose names appear on the Company’s register of shareholders as of 26 May 2011 will be entitled to vote at the AGM.

2.	Proposed distribution of dividends and close of register of shareholders

The Board of the Company has proposed the distribution of a final dividend of RMB1.00 (tax inclusive) per 10 shares for the year ended 31 December 2010. If the dividend is distributed upon approval of resolution 4 by shareholders, the H share dividend will be distributed around 27 July 2011 to shareholders whose names appear on the register of members of the Company’s H shares on 10 July 2011. The Company will close the register of members of the Company’s H shares from 6 July 2011 to 10 July 2011 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the distribution of dividends, holders of the Company’s H shares, who haven’t registered for the transfer documents, shall lodge the transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:30 p.m. on Tuesday, 5 July 2011. Holders of American depositary shares whose names appear on the Company’s register of shareholders as of 8 July 2011 will be entitled to the final dividends.

Pursuant to the “Law of the People’s Republic of China on Enterprise Income Tax” and its implementation rules and the relevant provisions, when the Company distributes annual dividends for 2010 to its shareholders who are overseas non-resident enterprises with their names appear on the register of members of H shares, the Company has the obligation to withhold the enterprise income at a rate of 10%. All shares registered in the name of non-individual shareholders on the H share register of members, including HKSCC (Nominees) Limited, other enterprise nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders, thus, the dividend received therefor will be withheld the 10% income tax.

The share registration date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be provided in a separate public announcement.

NOTICE OF ANNUAL GENERAL MEETING

(b)	Particulars of the candidates for the seventh session of the Board of the Company are set out in Appendix I of the circular of the Company dated 13 May 2011 (the “Circular”); particulars of the candidates for the seventh session of the supervisory committee of the Company are set out in Appendix II of the Circular.

(c)	Shareholders who intend to attend the AGM are required to send the notice of attendance to the registered address of the Company by Tuesday, 7 June 2011. Please refer to the Notice of Attendance for the AGM for details.

(d)	Any shareholder entitled to attend and vote at AGM is entitled to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy needs not be a shareholder of the Company. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document must be certified by a notary.

In respect of holders of A shares of the Company, the notarially certified power of attorney or other authorizing document together with the form of proxy must be returned to the registered address of the Company not less than 24 hours prior to the commencement of the AGM.

In respect of holders of H shares of the Company, to be valid, the form of proxy or notarially certified form of proxy for holders of the Company’s H shares must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the AGM. A circular, containing the notice of AGM and information regarding the election of members of the seventh session of the Board, together with a form of proxy and a notice of attendance will be dispatched to the holders of the Company’s H shares.

(e)	Each shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

(f)	The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own transportation and accommodation expenses.

(g) The address of Secretariat for the AGM is:	The Secretariat of the Board Sinopec Shanghai Petrochemical Company Limited No. 48 Jinyi Road, Jinshan District Shanghai, the PRC Postal code: 200540 Telephone: (8621) 57943143 Fax: (8621) 57940050

APPENDIX I	BIOGRAPHIES OF CANDIDATES FOR THE SEVENTH SESSION OF THE BOARD

Candidates for non-independent directors:

Rong Guangdao, 55, is Chairman, Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. From October 2003 to July 2010, Mr. Rong was President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. From June 2004 to June 2005, Mr. Rong was Vice Chairman of the Company. From April 2005 to July 2010, Mr. Rong was elected Deputy Secretary of the Communist Party Committee of the Company. In June 2005, Mr. Rong was elected Chairman of the Company. From November 2006 to February 2011, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited. In August 2008, he was appointed Director and Chairman of Shanghai Chemical Industrial Park Development Company Limited. In July 2010, he was appointed Secretary of the Communist Party Committee of the Company. Mr. Rong has rich experience in management of large- scale petrochemical enterprise operations. In 1985, Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997, he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title.

Save as disclosed above, Mr. Rong has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller. Mr. Rong holds 3,600 A shares of the Company. Mr. Rong has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Wang Zhiqing, 49, currently Vice Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang commenced work in 1983 and has held various positions including Deputy Leader of preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From December 2008 to July 2010, Mr. Wang was General Manager of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed Director and Vice Chairman of the Company in December 2010. Mr. Wang was appointed Director and Chairman of Shanghai Secco Petrochemical Company Limited in February 2011. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a professor-grade senior engineer.

Save as disclosed above, Mr. Wang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

APPENDIX I	BIOGRAPHIES OF CANDIDATES FOR THE SEVENTH SESSION OF THE BOARD

Wu Haijun, 48, currently Vice Chairman of the Company, Director and Deputy General Manager of Shanghai Secco Petrochemical Company Limited. Mr. Wu joined the Complex in 1984 and has held various positions including Deputy Director and Director of the Company’s No.2 Chemical Plant as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. He was Manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of China Petroleum & Chemical Corporation (“Sinopec Corp”) from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. He was appointed Director of Shanghai Secco Petrochemical Company Limited in April 2010. From April 2010 to February 2011, he was appointed General Manager of Shanghai Secco Petrochemical Company Limited. In June 2010, he was appointed Director and Vice Chairman of the Company. Mr. Wu was appointed Deputy General Manager of Shanghai Secco Petrochemical Company Limited in February 2011. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wu has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Wu has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Li Honggen, 55, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant and Deputy Director of the Ethylene Plant of the Complex, Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. From August 2000 to December 2003, he was Vice President of Shanghai Chemical Industrial Park Development Company Limited. From August 2002 to January 2006, he was Deputy General Manager of Shanghai Secco Petrochemical Company Limited. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. In August 2008, he was appointed Director of Shanghai Chemical Industrial Park Development Company Limited. In 1988, Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post- graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Save as disclosed above, Mr. Li has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Li has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Shi Wei, 51, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager and then Deputy Manager of the Refining and Chemical Division of the Company, Manager of the Environmental Department, Secretary of the Communist Party Committee and then Manager of the Refining and Chemical Division of the Company. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

APPENDIX I	BIOGRAPHIES OF CANDIDATES FOR THE SEVENTH SESSION OF THE BOARD

Save as disclosed above, Mr. Shi has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Shi has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Ye Guohua, 42, is Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Company in 1991 and has held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Company and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Company. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. Mr. Ye graduated with a major in accounting from the Shanghai University of Finance and Economics in July 1991. He is a senior accountant by professional title.

Save as disclosed above, Mr. Ye has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Ye has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Lei Dianwu, 48, is Assistant to General Manager of China Petrochemical Corporation (“Sinopec”) and Vice President and Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Development and Planning Division in China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. In March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. In March 2009, he was appointed Assistant to General Manager of Sinopec. In May 2009, he was appointed Vice President of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Save as disclosed above, Mr. Lei has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Lei has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Xiang Hanyin, 56, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. In February 2000, he assumed the current position of Deputy Director of Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in management of chemical enterprise operation. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

APPENDIX I	BIOGRAPHIES OF CANDIDATES FOR THE SEVENTH SESSION OF THE BOARD

Save as disclosed above, Mr. Xiang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Xiang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Candidates for independent directors:

Shen Liqiang, 54, is President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). Mr. Shen has been engaged in financial business since December 1976, and has held various positions, including Deputy Director and Director of the Hangzhou Business Department of the ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of the ICBC; Vice President of the Zhejiang Branch of the ICBC; Vice President cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of the ICBC from October 2005 to March 2007, and was appointed President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been President and Secretary of the Communist Party Committee of the Shanghai Branch of the ICBC since June 2009. Mr. Shen has long been engaged in banking business management and has both in-depth expertise on finance theory and extensive experience in finance practice. Mr. Shen holds a Master’s Degree in Economics and is a senior accountant by professional title.

Save as disclosed above, Mr. Shen has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Shen has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Jin Mingda, 60, is Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company. Mr. Jin started working in October 1968 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd; General Manager and Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and General Manager and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007, and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007. He was appointed Independent Director of Shanghai Electric Power Co., Ltd in November 2009. Mr. Jin has extensive experience in business decision-making and management of conglomerates. He possesses postgraduate qualifications and is a senior economist by professional title.

Save as disclosed above, Mr. Jin has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Jin has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

APPENDIX I	BIOGRAPHIES OF CANDIDATES FOR THE SEVENTH SESSION OF THE BOARD

Wang Yongshou, 71. Mr. Wang started working in September 1964 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director and Director of Plastics Factory of the Complex; Chief Economist of the Complex and Deputy General Manager of Sinopec Shanghai Jinshan Industrial Company. He served as General Manager of Shanghai Jinshan Industrial Investment and Development Co., Ltd. from September 1997 to November 2001. Mr. Wang has extensive experience in corporate operation and management. Mr. Wang graduated from Zhejiang Institute of Chemical Technology in September 1964, and is a senior engineer by professional title.

Save as disclosed above, Mr. Wang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller. Mr. Wang holds 3,600 A shares of the Company. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Cai Tingji, 56, is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, and Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including Deputy Manager and Manager of the audit department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Save as disclosed above, Mr. Cai has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Mr. Cai has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

If the relevant resolution in respect of election of members for the seventh session of the Board is approved at the 2010 annual general meeting, the newly appointed members of the seventh session of the Board will enter into directors’ service contracts with the Company on or around the date of 2010 annual general meeting. Their term of office will begin on the date of approving the resolution at the 2010 annual general meeting and expire in June 2013. The remunerations of the newly appointed directors will be determined in accordance with the “Remuneration Payment Method for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances of the newly appointed independent directors will be implemented in accordance with the “Remuneration Payment Method for Independent Directors” amended at the Company’s 2007 annual general meeting. The Company will disclose the detailed sums of the remunerations they have received for the year in the relevant annual report. The directors’ remunerations are not covered in the directors’ service contracts.

Save as disclosed above, none of the candidates for directors held any other directorships in public companies the securities of which are listed in any securities market in Hong Kong or overseas or took up a position in any affiliated companies of the Company over the past three years. Regarding the appointment of the 12 candidates for directors, the Company was not aware of any information that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to inform the shareholders save as disclosed above.

APPENDIX II	BIOGRAPHIES OF CANDIDATES FOR THE SEVENTH SESSION OF THE SUPERVISORY COMMITTEE

Gao Jinping, 44, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Gao joined the Shanghai Petrochemical Complex (the “Complex”) in 1990 and held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee and Chairman of the Labour Union of the Company. From June 2004 to June 2006, Mr. Gao was Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

Save as disclosed above, Mr. Gao has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Gao has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Zuo Qiang, 48, is Deputy Director (in-charge of work) of the Supervisory Office of the Company and Secretary of the Discipline Supervisory Committee of the Headquarter of the Company. Mr. Zuo joined the Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant, Head of archives of the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division and Secretary of General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company. He was appointed Deputy Director of the Supervisory Office of the Company in August 2007 and Secretary of the Discipline Supervisory Committee of the Headquarter of the Company in August 2008. He has been serving as Deputy Director (in-charge of work) of the Supervisory Office of the Company since January 2011. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in June 1993 with a major in Party & Administrative management. He is a middle- level ideologist by professional title.

Save as disclosed above, Mr. Zuo has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Zuo has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

APPENDIX II	BIOGRAPHIES OF CANDIDATES FOR THE SEVENTH SESSION OF THE SUPERVISORY COMMITTEE

Li Xiaoxia, 41, is Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. Ms. Lee joined the Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company and Chairman of the Labor Union for Staff Exchange and Relocation Centre. She was appointed Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company in June 2008. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in August 1991 with a major in petroleum and natural gas transportation. She is a senior specialist technician by professional title.

Save as disclosed above, Ms. Li has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Ms. Li has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Zhai Yalin, 47, is Deputy Director of the Auditing Bureau of China Petrochemical Corporation (“Sinopec”) and Deputy Director of Auditing Department of China Petroleum & Chemical Corporation (“Sinopec Corp”). Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec, and Director of the General Administrative Office of the Auditing Bureau of Sinopec (Auditing Department of Sinopec Corp). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of Sinopec and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai was appointed External Supervisor of the Company in June 2008. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Save as disclosed above, Mr. Zhai has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Zhai has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Wang Liqun, 53, is Deputy Chief of the Supervisory Bureau of Sinopec and Deputy Director of the Supervisory Department of Sinopec Corp. Mr. Wang started working in 1976 and has held various positions, including Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as Deputy Chief of the Supervisory Bureau of Sinopec and Deputy Director of the Supervisory Department of Sinopec Corp from April 2010. Mr. Wang graduated from Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

APPENDIX II	BIOGRAPHIES OF CANDIDATES FOR THE SEVENTH SESSION OF THE SUPERVISORY COMMITTEE

Save as disclosed above, Mr. Wang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Chen Xinyuan, 46, is Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. From June 2000 to June 2003 Mr. Chen was appointed Independent Supervisor of the Company. From June 2003 to June 2011 Mr. Chen was appointed Independent Director of the Company. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Save as disclosed above, Mr. Chen has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Chen has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Zhou Yunnong, 69. Mr. Zhou joined the Complex in October 1972 and held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was appointed Independent Supervisor of the Company. From June 2005 to June 2011, Mr. Zhou was appointed Independent Director of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

Save as disclosed above, Mr. Zhou has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Zhou has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the 2010 Annual General Meeting

Number of shares relevant to this form of proxy                                                                                                                        (Note 1) I/We (Note 2) of address/identity card number and shareholder number                                                                                   being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                  A shares /                                  H shares (Note 3) of the Company hereby appoint the Chairman of the 2010 annual general meeting (the “AGM”) /                                                       (Note 4) as my/our proxy to attend the AGM on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 9:00 a.m. on Wednesday, 29 June 2011 to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Ordinary Resolutions			For (Note 5)	Against (Note 5)
1	To consider and approve the 2010 Work Report of the Board of the Company;
2	To consider and approve the 2010 Work Report of the Supervisory Committee of the Company;
3	To consider and approve the 2010 Audited Financial Statements of the Company;
4	To consider and approve the 2010 Profit Distribution Plan of the Company;
5	To consider and approve the 2011 Financial Budget Report of the Company;
6	To consider and approve the re-appointment of KPMG Huazhen as the Company’s domestic auditor for the year 2011 and KPMG as the Company’s international auditor for the year 2011, and to authorize the Board to fix their remuneration;
7	To elect members of the seventh session of the Board of the Company
(1) To elect the following candidates as non-independent directors of the seventh session of the Board
	Order	Name	For (Note 6) (cumulative voting system) (Please fill in the number of votes for which you have voting rights)	Against (Note 6) (cumulative voting system) (Please fill in the number of votes for which you have voting rights)
	A	Rong Guangdao
	B	Wang Zhiqing
	C	Wu Haijun
	D	Li Honggen
	E	Shi Wei
	F	Ye Guohua
	G	Lei Dianwu
	H	Xiang Hanyin
(2) To elect the following candidates as independent directors of the seventh session of the Board
	Order	Name	For (Note 6) (cumulative voting system) (Please fill in the number of votes for which you have voting right)	Against (Note 6) (cumulative voting system) (Please fill in the number of votes for which you have voting right)
	A	Shen Liqiang
	B	Jin Mingda
	C	Wang Yongshou
	D	Cai Tingji
8	To elect the supervisors of the seventh session of the Company’s supervisory committee
	Order	Name	For (Note 5)	Against (Note 5)
	A	Gao Jinping
	B	Zhai Yalin
	C	Wang Liqun
	D	Chen Xinyuan
	E	Zhou Yunnong

Date: 2011	Signature: (Note 7)

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).

2.	Holders of the Company’s H shares, please fill in your full name(s) and address(es) in BLOCK LETTERS; holders of the Company’s A shares, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.

3.	Please fill in the number of shares registered in your name(s).

4.	Any shareholder entitled to attend and vote at the AGM is entitled to appoint more than one proxy to attend the AGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the AGM is preferred, please strike out “the Chairman of the 2010 Annual General Meeting” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the AGM in person.

5.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.	Please note that:

In respect of resolutions 7(1) and (2) regarding election of directors, as required under Article 121 of the Articles of Association and Article 63 of the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholder’s general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either elect one candidate with all of his/her/its shares, or vote separately for several persons; meanwhile, independent directors and other Board members are to be elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company, therefore as more than two directors shall be elected at the meeting, the cumulative voting system will be adopted when voting on the relevant resolutions and voting results will be counted.

In this election, independent directors and other Board members will be elected separately. To ensure that your voting right is adequately exercised, the Notes adopt resolution 7(1) as an example to briefly explain matters that you should be aware of when completing the vote under the “cumulative voting system” (matters to be aware of in respect of resolution 7(2) are the same as for resolution 7(1)). Please refer to the following explanation on resolutions 7(1) and (2) and fill in your intended votes:

(i)	in respect of resolution 7(1), each share you hold has equal votes in relation to the total number of candidates for election as non-independent directors. For example, if you possess one million shares, and the total number of candidates for election as directors is eight, the total number of shares for which you have the voting rights under resolution 7(1) will be eight million shares (being one million shares x 8 = eight million shares).

(ii)	please state the number of votes in the column “for” and/or “against”, the voting rights of which you give to each of the candidates for election as non-independent directors. Please note that you may either vote for each candidate with equal number of votes, or all your votes as represented by the shares you hold for the election of one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold for the selection of certain candidates (one, two, three to eight, similar hereinafter) as non-independent director. For example, if you own one million shares, and eight directors should be elected in this election, the total number of shares for which you have the voting rights under resolution 7(1) is eight million shares. Out of the 8 million shares, you can either share your voting rights on average to eight candidates for election as non- independent directors so that you may vote one million shares to each of the candidate (vote for or against); or, all of the eight million votes may also be voted by you in relation to one particular candidate as non-independent director (either for or against), or, four million shares in relation to candidate A (either for or against), two million shares in relation to candidate B (either for or against), 1.5 million shares in relation to candidate C (either for or against), and the balance of 500,000 shares in relation to candidate D (either for or against) as non-independent director.

(iii)	After you have allocated the voting rights represented by all of the shares held by you on a certain number of candidates for a director, you may not exercise your voting rights again in respect of other candidates for an non-independent director. That is, the sum of all the voting rights you voted for or against the eight candidates for election as non- independent directors shall not exceed the total number of voting rights represented by the shares held by you.

(iv)	Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent directors exceeds the total number of voting rights represented by the shares held by you, your votes shall be become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your vote shall still be deemed as valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own one million shares, and eight non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution 7(1) will be eight million: (a) if you have stated “eight million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any votes in relation to other candidates for non- independent directors. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution 7(1), then all your votes in respect of the resolution 7(1) will be deemed to be void; or (b) if you have stated “five million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “two million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such seven million shares shall be valid, whilst the remaining one million shares which have not been allocated shall be deemed to have been abstained from voting.

(v)	Where the total number of votes in favor won by a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the total number of votes in favor exceeds the total number of opposing votes, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of positions available for non-independent director, then those receiving the most number of votes in favor shall be elected a non-independent directors (provided that if two or more candidates receiving relatively less votes in favor have an equal number of votes in favor, which would cause the number of persons elected to exceed the positions available, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the positions available, then a further vote will be conducted for the remaining positions, until such point as all positions for non-independent directors have been elected.

(vi)	Where the general meeting holds a new round of elections for non-independent directors in accordance with the requirements set out in (v) above, the cumulative votes of the shareholders shall be re-calculated based on the number of non-independent directors elected in each round of election.

7.	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, it must be notarized.

8.	Holders of the Company’s A shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the registered address of the Company (The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the AGM.

Holders of the Company’s H shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the AGM.

9.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.

10.	In representing a shareholder to attend the AGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for the 2010 Annual General Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the 2010 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name	Number of shares	A Share	H Share

Identity Card No.	Shareholder number
Address	Telephone number

Signature:	Date:

Notes:

1.	In accordance with the resolutions made at the 20th meeting of the sixth session of the board of directors of the Company, the share registration date for the AGM is 27 May 2011. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the AGM.

2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of your identification document. A shareholder attending the AGM shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4.	Please return this notice of attendance by 7 June 2011 (based on the postal chop of the local post office, if by mail).

(a)	Holders of the Company’s A shares

(1)	If this notice is returned by delivery in person, you can deliver to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road, Jinshan

District, Shanghai, PRC. or

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, Suite B,

28/F, Huamin Empire Plaza,

728 West Yan’an Road, Shanghai,

PRC.

(2)	If this notice is returned by mail, you can mail to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road, Jinshan District,

Shanghai 200540, PRC.

(3)	If this notice is returned by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited at:

8621-5794 0050

(b)	Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H Share registrar:

Hong Kong Registrars Limited,

17M Floor, Hopewell Centre,

183 Queen’s Road East, Wan Chai,

Hong Kong.